

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2012

<u>Via E-mail</u>
Bob Bates
Chief Financial Officer
Inova Technology, Inc.
2300 W. Sahara Ave., Suite 800
Las Vegas, Nevada 89102

      Re: Inova Technology, Inc.
            Annual Report on Form 10-K for the Year Ended April 30, 2012
            Filed July 30, 2012
            File No. 000-27397

Dear Mr. Bates:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Dietrich A. King for

                    Mara L. Ransom
                    Assistant Director